June 21, 2007

Ms. Goldie Walker
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:	4306, Inc. (now known as Voiceserve, Inc.)
Registration Statement on Form 10-SB
Filed April 3, 2006
File No. 333-051882

Dear Ms. Walker:

We represent 4306, Inc. (“4306” or the “Company”). We are in receipt of your letter dated April 12, 2006 regarding the above referenced filing and the following are our responses:

1.
Please expand the caption “CURRENT AND FUTURE BLANK CHECK COMPANIES” to refer to prior blank check experience, particularly that prior blank check experience involving officers and directors of the Company.  Describe in column forma the name of each company.  Include the date of registration and file numbers with the Commission, and the current status of the Company’s filings.  Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each.  In addition, please include the ten other blank check companies mentioned in the registration statements as well.  Then, delete the disclosure pertaining to the effective date of the registration statements.  Please see the closing paragraph concerning the effective date of the registration statements below.  Also, delete the two sentences that relate to Form 8-K.

Answer:
Other than as set forth in the Form 10-SB, the management of the Company had no prior blank check experience.  The Company has confirmed that all of its future filings will conform with the other changes set forth above.

2.
We direct your attention to the letter of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD.  This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 or Section 4(1) of the Act, but shares held by individuals in the capacity of management, affiliates, control persons and promoters must be registered with the Commission before resale under the Securities Act of 1933.  The shares held by Mr. Raleigh must be registered before being resold.  Please revise the disclosure under “TRADING OF SECURITIES IN SECONDARY MARKET” to embellish this disclosure to provide specific reference to this letter and its content as it relates to previously issued blank check securities.

Answer:	The Company and Mr. Raleigh have confirmed that it is aware of the Wulff/Worm letter dated January 21, 2000 and that the shares held by Mr. Raleigh must be registered to be resold.

Very truly yours,

ANSLOW & JACLIN, LLP

By:      /s/  Gregg E. Jaclin
    GREGG E. JACLIN